Filed by Lifezone Metals Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GoGreen Investments Corporation

Commission File No. 001-40941

The following is a transcript of a podcast recording by the Paul Chapman Podcast that was made available to the public. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. Lifezone Metals Limited (“Lifezone”) believes that none of these are material.

Episode Transcription

HC PODCAST

Q=Paul Chapman

A=John Dowd

Welcome to the HC Insider Podcast, a podcast dedicated to the commodities sector and the people within it. I’m your host, Paul Chapman.

Q:	Today we’re talking about investing in and financing the energy transition. Wall Street has been an incredible engine for change in the energy and natural resources sector over time. Think of the shale revolution. Now it faces the energy transition, which is incredibly complex with the changing backdrop of policies, public sentiment and even governmental relationships. Money is flowing to the tangible aspects of the energy transition such as wind and solar. However, there’s a disconnect, both in the public as well as investors, in financing the critical mining operations that are needed to complete the transition. It’s through offshoring those heavy industries over the last 20 years that Europe and the U.S. and the OECD in general has transferred those supply chains to the developing world. Now posing a strategic challenge to western governments that are trying to be addressed through policies such as the IRA and the Critical Minerals Act in the EU. What are the vehicles available to investors, what are SPACs, what is their involvement in this, and what are some of the challenges and complexities the investors face? We’re looking at all of this through the lens of one individual’s journey in investing in the energy transition; John Dowd. John has been an energy and natural resource investor for over 20 years. He was a portfolio manager with Fidelity and is now the CEO of GoGreen Investments [Corporation] (“GoGreen Investments” or “GoGreen”), a special purpose acquisition company focused on tackling challenges in the energy transition and with an upcoming merger with Lifezone Metals [Limited] (“Lifezone Metals”). As always you can really support the show by leaving us a positive review on the platform you’re listening on, and I hope you enjoy the episode. John, welcome to the show.

A:	Thanks very much for having me. I’m looking forward to this.

Q:	So we’re essentially having a discussion around investing in the energy transition and the complexity that that brings and that has. We should start off - well, first off, can you just give us a bit of an intro into who you are to set the scene, and then we can talk about the vehicles that are available for investors to get into this, and why obviously you’ve chosen a particular one? But can we start with you and your background in natural resources and energy?

A:	Sure. I spent about 14 years on the sell side working covering researching energy companies. And then after that I moved to Boston to cover energy and research energy for Fidelity. So I spent about 14 years here managing select energy services, select natural resources and select energy. It’s been a fascinating window into the world, all right. During that time, I invested in everything from solar to wind to shale to refining to copper, and it’s definitely been a journey. The current incarnation, what I’m doing currently, is working as CEO of a SPAC and the SPAC is GoGreen Investments, and the goal is in the name. The goal is two-fold. It is first to help private companies with solutions to climate change, access capital on Wall Street, and second, to do so in a profitable manner. I spent a big part of my career staring at a Bloomberg and, green is the color that you want everything to be on your Bloomberg screen, that’s GoGreen Investments.

Q:	Yeah, okay, and I wanna - we’re gonna have to talk a little bit about SPACs, ‘cause that itself is a - is an interesting story, right? There’s a - they were sort of all the rage for a period and then aren’t. And that is the current vehicle that you’re using, and we’ll come on to why for good reason. But, you know, when you look at the energy and natural resources investing landscape, I mean, the velocity of change has been enormous, right, so obviously we have the global financial crisis and then we have the shale revolution that, you know, was a bonanza for some and has been a capital destruction for others. And now we’re entering the energy transition, where there’s just so much uncertainty around the different pathways and so forth. And there’s been a lot of pressure on private investors. There’s lots of pressure on institutions and so forth that come into this. I guess for the most part the - can you just frame up for us kind of the different approaches here in terms of there’s been lots of private placement going on? We’ve done some coverage on that. You’ve obviously got a real interest from the public in ESG investing; we’ll come on to that. But just talk to us a little about the public offerings that are going on, and that probably leads us into what SPACs are.

A:	Sure, so a lot of different ways to raise capital, you’re right. VC, private equity, IPO, SPACs. Direct investment from large multinational companies. There are different routes to get access to capital from government entities, so there’s a lot. There’s a lot of different opportunities and a lot of different methods. During my career I have been absolutely stunned by the ability of Wall Street to fund a solution once it’s economic. And I think that’s underappreciated. The most recent example would be shale. The most recent example would be all the money, the billions and billions of dollars that Wall Street threw at the shale industry in order to drive down costs, drive up productivity, drive up supply. And fundamentally it resulted in the global oil price being cut in half. So that was a theme that was driven by the perception that shale was the next growth industry. That shale was necessary. Recall prior to that there really wasn’t a significant amount of supply, there wasn’t flexibility in supply. There wasn’t a lot of sources in energy for oil or gas where we could just dial up supply and increase production in order to meet global demand. So it was a really revolutionary technology that was funded almost entirely by Wall Street. So Wall Street at its best has the ability to massively fund solutions to major issues confronting society. And I think that’s what we’re trying to do today. The goal today is to redirect Wall Street, to use Wall Street, to use the tools of Wall Street to fund solutions to climate change. And, you know, if these solutions are economic there’s really no end to the amount of money that Wall Street can funnel in this direction.

Q:	Hmm.

A:	So our approach has been to do this through the SPAC business. We launched a SPAC back in 2021, GoGreen Investments, and, you know, a SPAC is, in a lot of ways it’s just another way for a company to go public. It’s a competitor to IPO. And we’ve seen good examples and we’ve seen bad examples. Fundamentally what a SPAC brings to the table is not only the cash, but the qualities of the management team of the SPAC to the target company. So a lot of private companies do not have experience in the public markets. They have been focused on executing their business and they do not necessarily have relationships in other industries or in other companies. The SPAC in its best form is a group of individuals that can bring their skills to augment the skills of the management team of the private company. Likewise, you know, that can also be the detriment of a SPAC. A SPAC in its worst case is a group or management team that is really just looking to enrich themselves and is actually working to the detriment of the private company. There have been examples of both, so...

Q:	Mmm.

A:	...I don’t know if that’s...

Q:	And we had Edward Chancellor on talking about, you know, a long regime of financial engineering in this extraordinarily low interest rate environment, which I encourage listeners to go and listen to one of my - possibly my favorite episode or one of my favorite episodes I should say. That’s indicative of the frothiness that we saw in SPACs in that period of 2020, 2021 with the very tail end of just these incredibly lose monetary policies. I think it’s important to the discussion that we had, and the nature of why we’re having this conversation is of course that the nature of how a SPAC is formulated is that it gives you time to go and find the right investment. And really, it’s that insight and learning that we’re drawing on for the conversation we’re about to have. But just very quickly, how does this work in, you know, in comparison to an IPO? So essentially, you’re raising money from investors with a particular thesis in most cases. and then there’s a period of time with which you can go out and find a company to merge with, i.e., take it public, and then your shareholders will vote on whether they want to go ahead with that deal or not. Can you just give us the language just to understand a SPAC, because certainly…

A:	Sure.

((Crosstalk))

Q:	…it seemed quite, you know…

Q:	It’s, ...

Q:	…quite complicated and have a bit of a dirty word these days.

A:	The details definitely count. So the structure of the SPAC is that the SPAC sponsor group will list a publicly traded shell company. That shell company will have, call it $276,000,000 of cash and trust. They’ll raise that money from investors. They’ll sell units at $10 a share and then that unit represents the combination of a share plus call it half a warrant. So the investor gets at the IPO of the SPAC one unit for $10 a share. That share at the end of the day can be redeemed for cash in trust, and the investors still gets to keep the half a warrant. The SPAC generally has 12 to 24 months depending on how it’s set up to find and execute a transaction and bring a company public. So I think a couple of days before it starts trading every investor in the SPAC will have the right to either receive a share of the combined merged company or their portion of the cash in trust back in the form of cash. So it’s a situation where the investors get to look and see how the stock is trading. They get to do as much due diligence as they desire on the underlying company. And then they decide before the merger whether or not they like the deal and want to participate. If they don’t like the deal, they can take their cash back. That’s the structure. I agree with you on your financial engineering, comments, right. We’ve definitely seen, you know, I think, you know, clearly low interest rates bring out a lot of opportunities for financial engineering. That is not the premise of what we’re trying to do. The goal of what we’re trying to do, the premise, is to bring Wall Street capital to fund low-cost solutions to climate change. That’s the idea.. And again, right, a SPAC is a combination of the cash in trust plus the expertise, knowledge and network of the SPAC sponsorship group. In my eyes that can be a huge benefit.

Q:	Obviously this is gonna be slightly biased in that you’re doing one -- do you think that the SPAC as a tool for taking private companies public is, you know, it’s just the start of its journey or, you know, and over the time will compete with IPOs? ‘Cause, you know, again IPOs aren’t also great for investors either on, you know, the drop off quickly after the offering. Do you think this will become a sort of dominant form or does it have a specific role in the marketplace?

A:	I think to the extent that the SPAC sponsor group and management team can add value either by making business connections or relationships happen that would not have happened otherwise, or by making financial connections between the private company and the public markets that would not have happened otherwise, I think to the extent they can successfully do that, there’s a role for SPAC management teams to get involved. If it’s just a question of flipping the stock, marketing it for a month and then taking off, I don’t really see how that’s a business model at the end of the day. But business is challenging, right. Business is hard, business is not easy. Business is extraordinarily competitive. And a lot of these private companies don’t necessarily have all of the tools they need to succeed on their own. Sometimes they need the financial expertise that comes with having an ally in the SPAC sponsorship group. Sometimes it’s operating, managers that the SPAC sponsor group brings in. Fundamentally what the SPAC brings to the table is in addition to cash is a management team and a group of allies in the form of the management team of the sponsor group, in the form of the board of the SPAC that are there to help these private companies execute. It’s a way of growing the team and growing skill sets for that private company.

Q:	Yeah, and we sit in the middle or they start the foothills of an energy transition that is -- and this is sort of the point of the discussion we’re having today -- is that’s an incredibly complex world, both in the technology uncertainty around which pathways we’re gonna go towards energy transition, the environmental regulation backdrop is a patchwork quilt even within countries, you know, like the U.S. and is one that transcends international borders in terms of supply chains. So an incredible amount of complexity there. So you would need these financial sponsors, governmental relations, you need the technologists, the geologists, whatever it might be that can take your product and validate it and actually create the supply chains that you need. Incredibly complex. And that’s really where obviously GoGreen Investments has its thesis from the start. You spent two years as part of this group looking at prospecting out - or looking out there for opportunities. I would love to get your sense of kind of the energy transition itself and how that complexity within that, you know, has struck you and mapped over perhaps the skills and leadership you’ve needed, the board and the management team.

A:	So I think the energy transition is progressing faster than I ever imagined. it was, you know, if you skip back 10 or 15 years, I remember the 2008 downturn. I was managing money at the time. I was managing energy money and natural resource money. And the energy transition was a debate. Solar was high cost; wind was high cost. And there were a group of people who had a thesis that the cost structure of these businesses would decline and that would enable them to be effective on a stand-alone business with oil, gas [and] coal. But I think it’s really important to remember that 15 years ago this was all a theory. A lot of people were working on it, a lot of money was spent on it. But the energy transition at the time required subsidies to be effective. And, you know, we saw this during the downturn when the ability of countries a finance these subsidies dried up. We saw lot of these companies just experience a lot of pain and a very, very long downturn in the 2008 through 2010 timeframe. Fast-forward to today, what are we seeing? We are seeing societal recognition that the energy transition is necessary. We are seeing that wind and solar have for intermittent power moved down the global cost curve. So - they’re competitive, they’re real, they’re here to stay. They can be economic without subsidies. They’re not always economic without subsidies. What we have learned is that wind and solar are not the only tools necessary to complete an energy transition. Wind and solar -- and this is gonna sound trite -- but wind and solar work great when it’s windy and sunny. For the energy transition to occur we need either energy solutions that work (we need energy production that occurs when it’s not windy and sunny) or we need storage solutions that are incredibly economic. That are economic on a stand-alone basis, such that, you know, if there’s a week of cloudy weather in New York City, the entire city does not shut down. So oddly as wind and solar have gained share, the industry, society has learned about its limitations. Relatively easy to go up to 10% or 20% wind and solar. Very difficult to go a 100%. And it requires a lot. It requires a lot in terms of, storage technology, efficiency improvements, monitoring of flows and optimization of the grid. There are so many entrepreneurs out there working on addressing climate change that’s its absolutely inspiring. So that’s the good news. The bad news is, it’s very difficult to execute.

Q:	So, let’s talk about that execution, because it’s, you know, that comes back to the challenges of, you know, we’ve had an episode that come out by now talking about the real estate, the commercial real estate challenges around energy transition for example. You know, the land required for putting transformers to reverse the grid from going from the center out to the out in, in terms of, you know, capturing wind, power for example. You know, it sounds really easy, but there’s a lot of complexity in that. And there’s also as well a lot of, there’s some safer bets, solar and wind and okay, you gotta tackle intermittency like you’re talking about, but there’s a lot of hype out there as well, right. Green hydrogen for example. Billions are being spent on that. But a lot of those projects seem to have somewhat challenged pay offs or uncertainty in and around how the technology’s gonna be deployed, so let’s talk about that complexity.

A:	So, the complexity I find to be most interesting is this intermittency issue. I think we need a lot of education for society. It’s not clear that the people making the rules are always talking to the people who are implementing the rules. So, what do I mean by that? I don’t think it makes sense to require a certain penetration of wind and solar until we’ve addressed and solved the energy storage solution. Yet, we have policies that we’re promoting that we’re applying to the entire country and really the entire world. So that’s the fundamental challenge. I think everybody agrees that we need - we need to progress the energy transition and that, you know, and everybody wants to support it. But what does it mean? In the case of storage, in the case of tackling this intermittency issue, how do we come up with cheap storage at a grid scale? I don’t think we’ve solved that yet.

Q:	Yeah.

A:	How do we come up with a supply chain that will, in a clean, environmentally, and socially responsible manner, provide all of the metals necessary to build all of the batteries that are going into the EV fleets and into the stationary battery solutions? We have not solved that yet. The biggest single disconnect I see is that while everybody is for the energy transition, almost everybody is against the mining industry. And we need to connect the dots. We need as a society for us to recognize that whenever we buy a battery, we are increasing demand for mining. Whenever we are using solar power at night or wind power when it’s not windy, we are using battery technology and relying on the mining industry. I think this is a critical topic. Because right now, wind and solar and clean energy broadly are among the highest overweighted groups of stocks in ESG funds. Whereas mining is the fourth largest underweight. That’s the biggest disconnect to me.

Q:	Yeah, and that’s a fascinating insight, because that’s a disconnect that we’ve covered on the show that sits both in the public mind as well as in, it sounds like, in the investor community, and that was gonna be my next question. I drive a Tesla, you know, and that’s great, but there’s, you know, we [had] Henry Sanderson on, we had Chris Barry, others, you know. There’s sort of a nimbyism that goes on within the minerals that have to go into that. Whether that’s rare earth mined in, you know, outside in Utah or whatever or nickel from Indonesia, whatever it might be. But also the power that goes into it as well. And then, yeah, there is a fundamental disconnect there and I think some of this is a conflation that for different reasons started a while back between climate change, CO2 production, and environmental degradation. And somehow those two need to be teased apart and we need to have the right policies for both, right. and sometimes we are certainly seeing, you know, when you look at the supply chain for batteries as it sits in China at the moment, you know, there is not much going on in terms of environmental degradation policies, to produce the battery supply chain, etcetera. I’m getting into slightly deep water there, but it is a fact. And that seems as well as you say in the investor community there’s been these very tangible - we’re investing in solar projects. But that upstream supply chain of it, which takes seven years to get, you know, various of these, you know, whether it’s copper or whatever, are woefully underinvested and we’re gonna see presumably quite significant price spikes and volatility in those markets. And also, we’re seeing geo-political competition trying to control those critical minerals and assets, you know, in the developing world. So yeah, it’s interesting you say that. Is that changing at all at the moment when we all sort of are starting to see prices creep back up in many of these renewables as a result of materials costs?

A:	So yes, things are changing. Things are changing very slowly. I think what your - I think what your primary point is, is that there needs to be an awful lot more communication among all the different parties. Because there is not yet appreciation from all groups as to what is required for the energy transition. If we talk to somebody on Main Street they will be bullish on batteries and bearish on mining. And that’s I think to be expected. The surprise to me is often when we talk to people in industry, we have the same, cognitive dissonance. I was speaking to somebody this weekend at a party who was, a grid scale battery project developer. And he was offended by me because I am in the mining industry. And he maintained that being in the mining industry is just a social evil. Now, I understand the history, right. I do. I understand that in the past the mining industry has made mistakes and has polluted too much. I think everybody will agree on that. I do think that there are probably mining companies out there today that are still polluting too much. But there’s a wide range. There are companies that are trying to fix the problem. There are a lot of big mining companies that look at each project with the goal of developing it in as socially and in as environmentally responsible manner as possible, because they see that that is necessary for them to maintain their social license to operate. So the mining industry is well-aware of its past. The mining industry is working in my opinion as quickly as possible to clean up its act. But not everybody appreciates that. The good news is the Administration clearly does. The good news is that in the IRA, and in the policies of this White House, the leadership is clearly for removing bottlenecks from the clean energy deployment, and that means investment into mining. And it is also clearly for progressing rules and regulations and technologies that will improve the environmental footprint of mines not only in the United States but globally. So in my process I have been very positively surprised by the engagement by the Department of Commerce, the State Department, the Administration in promoting clean mining. So I think that’s a surprise to me. You say is something changing? I think historically people would have looked at mining as whether or not you’re for mining or against mining as a political view. Today the Democratic leadership is clearly for clean mining in order to remove bottlenecks from the energy transition. That’s the biggest structural change I’ve seen in this space in a long time.

Q:	Yeah, I mean, it’s been two years since we had Simon Moores on and it seemed, you know, at that point, that Washington seemed in his view very unaware of the supply chain towards batteries and how much of it had been dominated by the likes of China and, you know, and how much the skill sets, the technology, the know how didn’t, you know, didn’t sit within the west and how challenging catch-up would be. So I think there’s certainly an awareness around that story now in the action you pointed to in policy. One of the things that hasn’t happened is, you know, cobalt is still roughly the same price. Always just priced to, you know, logistics whether it comes from Missouri or whether it comes from West Africa. And it’s still similarly priced irrespective of the environmental concerns and policies of the miners themselves. So we’ve yet to see that price translation or sort of that de-commodifying of commodities actually happen when it comes to these very positive statements from Apple or whomever, they want to trace and track all the minerals in their products. That seems not yet to have made it to actually being able to differentially price commodities depending on how they’re resourced and so forth. Where’s that sit? Is that still way off do you think, or do you think there’s a potential that the market will bear and that, you know, that renewable chap that you were speaking to, if their awareness was raised would be willing to pay a higher price for commodities that met their own ESG goals?

A:	I think in the energy markets we’ve been in a situation for a long time where the commodities have been priced in line with their environmental footprint. You know, clean natural gas verses dirty natural gas, clean naphtha, dirty naphtha, clean hydrogen dirty naphtha. I mean, every energy commodity for as long as I can remember has been priced in line with its environmental footprint. We are I believe at the cusp of that taking place in the metals. I’ve heard rumors, anecdotes, of that happening on a one-off basis in the aluminum business and in the nickel business. I see the companies that have superior environmental footprints and superior social footprints clearly marketing them. I think the first real step is going to be the battery passport in 2025 in Europe whereby, when companies are selling new electric vehicles, they are going to be required to put on the side of that electric vehicle the CO2 footprint in the construction of their battery. That’s the first step. We’re seeing when we are talking with companies in the auto industry that they are managing their process to optimizing, meaning minimizing the environmental footprint of their automobiles. I think the auto industry broadly recognizes that their product is no longer a car. Their product is an environmental and socially responsible form of transportation. And there are steps to that, right. That is I think how they view their product today. And I think they’re all in the process of moving towards the realization of that. So, what does that mean? Well, that means first, know what you’re producing. What is the CO2 footprint of every car you produce? And if you are buying your nickel from Indonesia, is that CO2 footprint going up or is it going down? If you’re using a nickel laterite that’s been smelted, how does that compare with the nickel sulfide where you’re using the latest highest tech hydromet processing technology and making as green a metal as possible? So I think the first step is really consumer-driven and I think it’s really the consumer in Europe that is driving this first because that’s where the battery passports are being legislated first. But that’s a win, right. That’s a huge win, because not until we measure it, not until every auto company is measuring it, and not until every consumer is aware of the CO2 footprint used in the construction of their automobile can we really start to optimize and pay for it. so the...

Q:	Hmm.

A:	...you know, we saw this with the CAFE standards. Putting the CAFE standards on the sides of the cars definitely changed the market. Now, there was effectively a loophole. You could call it a light truck and drive an SUV, so people had a work-around. I think the CAFÉ standards really weren’t that effective as a result, because there was a work-around. We just, you know...

Q:	Hmm, now we have...

A:	...you have CAFE standards.

Q:	...a disproportionate number of SUVs, right. It’s unintended consequences…

A:	Exactly.

Q:	…of that.

A:	That was a massive unintended consequence.

Q:	Yeah.

A:	That really could be the title of your podcast for the foreseeable future is unintended consequences.

Q:	Yeah.

A:	Because that is really the challenge of everything that we’re dealing with in the energy business today. You asked are we making progress? Do I think we’re going to see companies pay up for green metal in the future? I do. I mean, I think we’re starting to see it now simply on a volunteer basis because companies believe that’s what’s the right thing to do. But I think it really takes off once consumers are shown what the environmental footprint of these vehicles are.

Q:	Hmm.

A:	That’s not knowledge that everybody has in front of them today. That’s not information that is readily apparent. And in order for the world to optimize its supply chain in an environmentally responsible manner, everybody along that supply chain needs to know exactly what the CO2 footprint of all these metals and materials are.

Q:	And the environmental degradation piece as well. There’s a balanced score card there. The flip side of that as well is that lots of these critical metals, the critical minerals for the energy transition, sit in the global South, in particular places like Africa, the western part of South America for example. Those countries are under intense pressure from China and other geo-political competitors of the West to access those resources. Russia, et cetera. And, you know, there’s been quite a bit in the press about sort of, you know, you’ve got China turning up with significant resources in terms of belt and road. And then, you know this quote that the State Department turns up with lectures. Where, I mean, I assume as well though there’s agency and a demand for the governments of those countries, at least those that are democracies where people have a stake, to also ensure that they are finding the best partners. Not just economically but also environmentally, for resource extraction. Where is that conversation at?

A:	So that’s a big conversation, right. I mean, people are trying to optimize their country’s growth along a number of different chains. You go to East Africa today and they’re looking for the most economic growth. I personally don’t think the Chinese are going to be paying up for environmentally produced metals, right. They’re looking for lowest cost. Other countries may be willing to pay up for that. The U.S. State Department is definitely working extraordinarily hard not just as you say in the lecture business, but really at helping increase access in these countries to funds and investments from the United States. I think the U.S. environmental policy has been challenging, right. The idea of let’s lead by example and produce everything in the cleanest and most efficient manner and raise the environmental standards of production here in the United States. It not clear that has worked as it was intended. One unintended consequence of that has been the export of those industries from the United States to foreign countries. Now, if you’re in another country, that’s great news. But if you’re actually sincerely looking at optimizing, the impact on the environment, it’s not clear that’s what’s taking place. Um...

Q:	Yeah.

A:	...let me say that a different way. My mom was sick with cancer last year and I was spending a lot of time with her, taking care of her. 92 years old, Democrat, Massachusetts. And she was asking about the U.S. oil and gas policy. She said, “Is it really good for the environment to inhibit drilling for oil in the United States and to encourage drilling for oil in Venezuela, Iran, and Russia?” She asked, “Are they really doing a better job for the environment when they are drilling for oil than the U.S. oil companies are doing when they do it?” And of course the answer is no. The most socially responsible drillers in the world I believe are in the OECD. I think that’s where you have the highest rules, but you also have the best ability to work with those rules and to produce energy in an environmentally responsible manner. Is there more work to be done on natural gas capture and do we need to reduce flaring even here? Yes. But I guarantee you, the environmental footprint of what’s taking place in the United States trumps the environmental footprint of what is taking place in Russia.

Q:	I mean, we offshored the pollution, right. I mean, that was the deal.

A:	We off shored the pollution. And as a result...

Q:	And in the process we lost control of the supply chain.

A:	Exactly. And to a certain extent that’s what we’ve done in the metals industry and the battery supply chain, right. What we’ve done in mining and the battery supply chain is we’ve off-shored the manufacturing of it and thereby lost control. And what we’re doing today as an industry or as a political movement, I think, is trying to regain control of that by regulating what is consumed, by putting on the sides of cars what the environmental footprint of the battery is. By educating the consumer. By educating everybody in the culture. So that’s what we’re trying to do, and I think that’s actually a better path to solving the environmental pollution issues than just stopping production of oil, natural gas, minerals in the OECD.

Q:	Yeah.

A:	I think controlling it is much better.

Q:	I just wanna stay one moment on the policy background, because the IRA has had a dramatic impact, right. And you’ve alluded to that. And it does recognize the full supply chain as well. And actually you’ve got now the European response and the Critical Minerals Act of the EU, you know, ultimately in kind of direct response to, “oh my goodness we’re gonna lose all of our talent, our investment is gonna go to the U.S. in the wake of that act”. So both are quite momentous for trying to source the right supply chains and diversify those supply chains for what is perceived, and I think is sort of the technology in terms of batteries and its role in the energy transition. That also has had an accelerating impact as well, right? Which we are gonna get on to Lifezone and why you chose that as the vehicle to express these opportunities. But how critical do you see that upcoming legislation?

A:	I think it’s difficult to overstate, right. You know, you’re basically saying, look, the IRA. The IRA is the administration’s way of saying that Democrats are for clean mining. That is revolutionary. I don’t think that belief has trickled down to the base of the Democratic Party yet, but I cannot - I cannot imagine another time in my lifetime when I’ve been able to say that the Democratic Administration is for clean mining. It’s profound. They get it. They understand the importance of clean energy, of clean mining, of clean processing, on building a better environment on a go-forward basis. The ESG movement started out almost as a religion, right. Everybody was looking for better environmental effects, social effects government of the companies they invested. And it became a very strong movement, and for years was the dominant force in gathering and attracting assets on Wall Street. So everybody recast themselves as an ESG investor. The challenges to ESG investing have really been two-fold. One, E and S are often anti correlated. What is good to the environment is generally expensive and hurts the most impoverished tier of society.

Q:	Hmm.

A:	That’s been a big problem. So ESG is ironically inherently self-contradictory. It’s an internal contradiction where E and S are actually anticorrelated. So that’s one problem with it. The second problem with it has been it’s been, it hasn’t looked at the entire supply chain. And this was the unintended consequence. I have met with investors who believe that the U.S. environmental policy is responsible for a war, a famine, and a recession. Now, that sounds like pure hyperbole. How do you get there? The U.S. energy policy was very blatantly “don’t drill here”. Let’s increase the price of the commodity in order to accelerate efficiency, in order to accelerate conservation, and in order to accelerate the adoption of wind, solar, and clean technologies. One unintended consequence of that is that Russia’s power has moved up and down with oil prices. I know this. I was an energy analyst. I visited Russia numerous times. I visited Russia when oil prices were north of 100. I visited Russia when oil prices were below 50. It was two completely different countries. The environmental rules in the United States, to the extent they enriched Russia and empowered Russia were, you know, some have made the case, responsible for their invasion of Ukraine...

Q:	Hmm.

A:	...and the resulting famine globally and the result was that inflation is leading to a recession. So that’s a thesis. But I think, you know, we were discussing unintended consequences earlier. The unintended consequences are everything. And ESG 1.0 was a very simplistic oil is bad. Natural gas is bad, mining is bad. ESG 2.0, or what we’re seeing right now, I think is a more eyes wide open, okay, we need mining. We need mining because batteries are made out of metal. How do we mine in a socially and environmentally responsible manner? And is there any way to do that while reducing the price of metals? How do we do this? Now, the easy answer is technology, right. The easy answer is we need to come up with some silver bullet to make all these changes. And there’s truth to that. There are technologies out there that society is trying to commercialize and that would be deflationary and actually enable an acceleration of clean energy. But that’s the, you know, but those are the two issues with ESG that we’ve seen. And fortunately I don’t see a lot of people who are still adherence to ESG 1.0. That are just adamantly against oil, gas, mineral extraction because they’re - because they’re immoral. I think everybody understands that everybody who’s ever tried electricity has really, really liked it. And what we need is cheaper environmentally, safer and more reliable electricity, not less of it.

Q:	Hmm. It’s fascinating though, isn’t it, because there seems to be a two-year trading gap -- or much longer probably -- the investor community. And there is a much more balanced discussion around the energy transition I feel today, I would agree with you, than two years ago. The recognition of the social costs, et cetera. We even asked Daniel Yergen when he was on the show, you know, talking about in the wake of Russia’s invasion of Ukraine. It was just the first war of the energy transition, right. These are very complex and challenging things. Yet at the societal level you’ve got movements like Just Stop Oil, for example, right, and ironically they’re protesting in their vinyl orange jackets made of petrol chemicals. But that aside, right, there is this gap. And it does take more than short form tweets and it takes a lot of long-form communication just to bridge that, to recognize that, yeah, we are going to have to make tradeoffs. If you want to have more Teslas, and we wanna have it in a responsibly mined way, we’re gonna need to dig some of these metals out of Utah or whatever. I think we’ve cracked that nut. so let’s put it all together, because I actually found this a really fascinating discussion. All of this ties up into sort of the thesis of GoGreen Investments, which is your SPAC that is merging or potentially merging with Lifezone Metals. And everything that we’ve been talking about in terms of, you know, governmental engagement, in terms of technology, in terms of trying to source more responsibly these critical metals, that aren’t, you know, washing whatever terrible chemical it is into the waters off Indonesia or how often they’re currently sourced by Chinese investors and stuff. Can you just piece it all together and just tell us that story? because I think it makes quite a compelling narrative after we’ve had sort of the 45 minutes of run up into getting there.

A:	Sure, it’s been a fascinating journey. I’ve been very, very lucky to be part of it. So we started off GoGreen with - with the idea of helping private companies in the clean space access public market capital. Fundamentally the purpose of the NYSE is to pool capital and execute mammoth projects that are too big for any small individual, right. That’s what the capital markets are about. And with the costs of clean energy coming down and with clean energy finally in some cases being economic, I think Wall Street is in a position, to really direct an immense amount of capital in that direction. So that was the premise. We were, at the start, not sure exactly what company or technology or product we would end up merging with. So we put together a fairly diverse team. Two people from the finance industry, two people from traditional energy and mining, and two people from clean energy and batteries. And so we wanted to have a group of management team members with expertise, not just, you know, not just from Wall Street but also, you know, Dan Foley has done wind, solar or battery projects in 48 out of the 50 states. Vikas Anand was running GE’s onshore American wind turbine business. Govind Friedland, you know, basically grew up walking around mines. So that group has been a lot of fun to work with. We each nominated our mentors to be on the board, and the board is even more impressive, right. Neha Palmer ran Google’s energy strategy for a decade. [Vice] Admiral [Dennis] McGinn is the former assistant secretary of the U.S. Navy in charge of energy, the environment, and installations. Greg Hill is the COO of Hess, one of the biggest oil exploration companies. Robert MacLeod was the CEO of Frontline Tankers. So I mean, we have, Nereida Flannery, Livia Mahler, you know, just superstars. And we were meeting every other week with this group of people in order to update them on our search for companies. We in the process met with about 70 different companies, analyzed 70 different companies, signed over 35 NDAs, and it was, you know it was a great journey. Early on in the process we did a lot of work on what makes a successful SPAC. And the conclusion was a successful SPAC needs to have a tangible asset that could be used as collateral. The companies which would not be able to attract debt were not necessarily resonating well with Wall Street. But the companies that had either a cash flow stream or a hard asset value behind them worked very well. The companies that have a strategic partnership with one of the leaders in their industry, you know, obviously that’s a plus, and valuation counts. Along the way we met with one company that wanted to go public. They told me they wanted to go public at five times last private market valuation. And when I asked, “Why five times?” He said, “Well, you’re a SPAC and SPACs overpay.” Right, so like that ended that negotiation in a heartbeat and we moved on. So what is Lifezone? Lifezone is a company that has already, received a strategic investment from BHP. BHP is the largest mining company by market count. BHP has invested $100 million into Lifezone and its subsidiaries. First $40 million into its subsidiary, [Kabanga Nickel Limited], which has [what is considered] one of the largest highest-grade development-ready nickel sulfide projects in the world, and $10 million into its technology, [through Lifezone Limited]. And then after about three quarters they invested another $50 million into Kabanga [Nickel Limited] resource to bring their ownership up to 17%. And they have an option to raise their ownership from 17% to [approximately] 61% by making additional investments once the feasibility study is complete. So that’s the project. Lifezone in and of itself owns really two things. One is controlling interest in the Kabanga nickel asset that I was talking about. And the other is a lot of expertise in a portfolio of patents in hydromet processing. So what is hydromet processing? When you are processing ore, to tease metal out of the ore, there are two fundamental ways of doing it. Pyromet, adding heat, hydromet, adding fluid, chemicals, going that route. The history is pyromet. The history of smelting is thousands of years and we’ve been smelting ore in order to tease the metal out of the ore. It can be, and often is, extraordinarily pollutive. For nickel the process involves heating up the ore to 1,200 degrees centigrade and cooking it. The potential for hydromet is that it is, in this case, cooking the ore under pressure. What that means is we don’t need as much heat in order to achieve the same result. And less heat means less energy input and less energy input means less pollution. So that’s fundamentally what we’re doing. The group has a series of patents and decades of experience applying hydromet solutions to the mining industry. And what we are doing now is applying that hydromet technology solution in the Kabanga nickel asset in Tanzania. So what have I learned through this process? What I’ve learned is the difference between a nickel sulfide and a nickel laterite. I’ll admit when I started this, I did not know that nickel sulfides, which is, so nickel in nature occurs in two forms-- it’s either nickel bonded with sulfur or nickel bonded with oxygen, nickel sulfides are much less polluting to process than nickel laterites. So that plus the hydromet technology means that this project should be one of the cleanest in terms of CO2 emissions in the world. From a social point of view the relationship with the government of Tanzania is paramount. The government of Tanzania has a 16% carry in the project. They have a 6% royalty. They have a roughly 30% tax rate. So when you add it all up, once investors are paid back the government of Tanzania will get roughly half the cash flow from this project. Which depending on your nickel price could add, you know, north of 5% to the tax revenues of Tanzania. So this is a project that not only checks the box from it has that hard asset value support. We are, I believe, buying it at the appropriate price, which is in line with the last private market valuation set by the investment with BHP. We have BHP as a partner. But perhaps most importantly is that relationship with Tanzania where they want us there, they want us to develop this as quickly and as responsibly as possible, and that’s where we are.

Q:	Hmm. And it fits as well, I guess the thrust of our discussion around solving the upstream mineral supply chain that goes into batteries, right? And it’s kind of like this if you were gonna make a bet at the moment, the bits I’m betting on is actually that the electron is going to be the winner in the energy transition and that’s going to require batteries. But that aside. So okay, so just going back to our original discussion on SPACs and the process. So the next stage for GoGreen Investments then is your current shareholders will have a vote on whether this is the deal they want to do? Is that fair and when’s that?

A:	That’s correct. We have not set the date of that. We’ve filed documents with the SEC. And so I’m hoping that we’ll be public sometime in July. So that will mean that in July investors in GoGreen -- ticker GOGN, for those of you keeping score at home -- investors in GoGreen will have the option of either participating in this transaction or taking the cash in trust back.

Q:	Hmm.

A:	I think there’s a lot of good that this company can do for the world with additional cash on the balance sheet. It would help them accelerate the rollout of their technology on other plays and other assets around the world. And I think that’s actually really, really important for the world to do. so that’s what we’re...

Q:	Hmm.

A:	...we’re, in the process of doing right now, is meeting with investors, explaining to investors the pros and cons of this project. and working with the SEC to make sure that the disclosures are all appropriate and pushing that forward. The timing of the transaction I expect it to be sometime in July.

Q:	Yeah, well, hopefully listeners will listen to this in June, and we’ll all be following the story, closely. I’ll put the ticker in the show notes and so forth, ‘cause I think it’s been - well, it’s been a really interesting discussion, both to understand the world of SPACs a little bit more and the investment community that you’ve been so heavily a part of, but also obviously the challenges and the complexity around the energy transition. You know, the philosophical challenges that sit there as well of that lack of understanding of beyond the product that we all hold in our hands, and we did this episode with (unintelligible) and so on. You know, all these minerals that go into that and the tradeoff society has to make, and how indeed the U.S. and Europe et cetera are going to compete for that. But, John, I’ve really enjoyed the discussion.

A:	Thank you very, very much. I’ve really enjoyed it as well and I think, you know, the premise of your podcast and what you’re doing with it is critically important. I think you’re bridging the gap and when I listen to these podcasts of yours, I’ve been learning a lot, so I just want to say thank you.

Q:	Thank you.

Thank you for listening. If you enjoyed this episode and want to support the show, please give us a positive review on Apple podcast or Spotify. To find out more of HC Insider and HC Group, a search and advisory firm dedicated to the commodities market, visit our website at www.hcgroup.global. There you can find out more about our services and our offices around the world. There you can also find more content from interviews to inside pieces to more podcasts focused on the commodity value chain. Thanks again for listening.

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination between GoGreen Investments Corporation (“GoGreen”) and Lifezone Holdings Limited (“Lifezone Metals”), the estimated or anticipated future results and benefits of the combined company following the business combination, including the likelihood and ability of the parties to successfully consummate the business combination, future opportunities for the combined company, including the efficacy of Lifezone Metals’ proprietary hydromet mineral processing technology (the “Hydromet Technology”) and the development of, and processing of mineral resources at, the Kabanga Project, and other statements that are not historical facts.

These statements are based on the current expectations of GoGreen and/or Lifezone Metals’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of GoGreen and Lifezone Metals. These statements are subject to a number of risks and uncertainties regarding Lifezone Metals’ business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions and other effects of the COVID-19 pandemic; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the number of redemption requests made by GoGreen’s shareholders in connection with the business combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; the risk that the approval of the shareholders of Lifezone Metals or GoGreen for the potential transaction is not obtained; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Lifezone Metals and GoGreen; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the risks related to the rollout of Lifezone Metals’ business, the efficacy of the Hydromet Technology, and the timing of expected business milestones; Lifezone Metals’ development of, and processing of mineral resources at, the Kabanga Project; the effects of competition on Lifezone Metals’ business; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; the ability of Lifezone to obtain or maintain the listing of its securities on a U.S. national securities exchange following the business combination; costs related to the business combination; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of risk factors is not exhaustive. There may be additional risks that Lifezone Metals presently does not know or that Lifezone Metals currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Lifezone Metals’ expectations, plans or forecasts of future events and views as of the date of this communication. Lifezone Metals anticipates that subsequent events and developments will cause Lifezone Metals’ assessments to change. However, while Lifezone Metals may elect to update these forward-looking statements in the future, Lifezone Metals specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Lifezone Metals’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

Certain statements made herein include references to “clean” or “green” metals, methods of production of such metals, energy or the future in general. Such references relate to environmental benefits such as lower green-house gas (“GHG”) emissions and energy consumption involved in the production of metals using the Hydromet Technology relative to the use of traditional methods of production and the use of metals such as nickel in the batteries used in electric vehicles. While studies by third parties (commissioned by Lifezone Metals) have shown that the Hydromet Technology, under certain conditions, results in lower GHG emissions and lower consumption of electricity compared to smelting with respect to refining platinum group metals, no active refinery currently licenses Lifezone Metals’ Hydromet Technology. Accordingly, Lifezone Metals’ Hydromet Technology and the resultant metals may not achieve the environmental benefits to the extent Lifezone Metals expects or at all. Any overstatement of the environmental benefits in this regard may have adverse implications for Lifezone Metals and its stakeholders.

Additional Information and Where to Find It

In connection with the business combination, Lifezone filed a registration statement on Form F-4 (File No. 333-271300) (as amended, the “Registration Statement”) with the SEC, which includes a prospectus and preliminary proxy statement. The Registration Statement was declared effective on June 9, 2023, and GoGreen has mailed the definitive proxy statement/prospectus and other relevant documents relating to the business combination to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that GoGreen will send to its shareholders in connection with the business combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, ALL AMENDMENTS THERETO, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus has been mailed to shareholders of GoGreen as of a record date of May 5, 2023 for voting on the business combination. Shareholders of GoGreen will also be able to obtain copies of the proxy statement/prospectus without charge at the SEC’s website at www.sec.gov, or by directing a request to: GoGreen Investments Corporation, One City Centre, 1021 Main Street, Suite 1960, Houston, TX 77002.

Participants in the Solicitation

Lifezone, Lifezone Metals, GoGreen and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of GoGreen’s shareholders in connection with the business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of the directors and officers of Lifezone, Lifezone Metals, GoGreen in the Registration Statement. Information about GoGreen’s directors and executive officers is also available in GoGreen’s filings with the SEC.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

14